EXHIBIT 99.1

Medicenna to Present at the 2023 Bloom Burton & Co. Healthcare Investor Conference

TORONTO and HOUSTON, April 18, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immunotherapy company, today announced that Dr. Fahar Merchant, President and CEO of Medicenna, will participate in a fireside chat and management will participate in one-on-one meetings at the 2023 Bloom Burton & Co. Healthcare Investor Conference, which is scheduled to take place at the Metro Toronto Convention Centre in Toronto from April 25-26, 2023.

Details on the fireside chat are as follows:

2023 Bloom Burton & Co. Healthcare Investor Conference
Date:	Tuesday, April 25, 2023
Time:	3:30 p.m. EDT
Webcast:	https://wsw.com/webcast/bloomburton8/mdna/2717440

Webcast and replay information for this event will be available on the Investor Relations section of Medicenna's website at https://ir.medicenna.com/.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Media Contact

For media inquiries, please contact:

David Melamed, Account Supervisor, Russo Partners, 212-845-4225, david.melamed@russopartnersllc.com